UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7 )*

                              Derma Sciences, Inc.
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                                (Name of Issuer)

                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)

                                    249827205
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                                 (CUSIP Number)

                                Raymond C. Hedger
                                 Hedger & Hedger
               2 Fox Chase Drive, P.O. Box 915, Hershey, PA 17033
                                 (717) 534-9993
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 25, 2005
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss. 240.13d-1(g),
check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

PAGE 2
CUSIP No.  249827205                                                Schedule 13D

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   1 NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Stephen T. Wills, CPA, MST    ###-##-####
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   2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                       (a)  [  ]

                                                                       (b)  [  ]
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   3 SEC USE ONLY

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   4 SOURCE OF FUNDS*

         Not applicable
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [  ]

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   6 CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
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   NUMBER OF SHARES        7   SOLE VOTING POWER

     BENEFICALLY                            560,336
                           -----------------------------------------------------
    OWNED BY EACH          8   SHARED VOTING POWER

      REPORTING
                           -----------------------------------------------------
     PERSON WITH           9   SOLE DISPOSITIVE POWER

                                            560,336
                           -----------------------------------------------------
                           10  SHARED DISPOSITIVE POWER


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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         560,336
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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [  ]
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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.40%
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  14   TYPE OF REPORTING PERSON*

         IN
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PAGE 3
CUSIP No.  249827205                                                Schedule 13D


ITEM 1.  SECURITY AND ISSUER

This Schedule 13D relates to the common stock, $.01 par value (the "Common Stock"), of Derma Sciences, Inc., a Pennsylvania corporation (the "Issuer"), whose principal executive offices are located at 214 Carnegie Center, Suite 100, Princeton, New Jersey 08540.


ITEM 2.  IDENTITY AND BACKGROUND

This Schedule 13D is being filed by Stephen T. Wills, CPA, MST (the "Reporting Person"). Certain information with respect to the Reporting Person is set forth below:

       Name and Address:     Stephen T. Wills, CPA, MST
                             Vice President and Chief Financial Officer
                             Palatin Technologies, Inc.
                             4C Cedar Brook Drive
                             Cranbury NJ 08512

       Principal Occupation:            Chief Financial Officer of
                                        Palatin Technologies, Inc.

       Criminal convictions:            None

       Civil proceedings:               None

       Citizenship:                     United States


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Options to purchase 70,000 shares of the common stock of the Issuer described under Item 5 were granted to the Reporting Person without payment of consideration.


ITEM 4.  PURPOSES OF THE TRANSACTIONS

The purpose of the reported, and all previous, acquisitions of the Issuer's Common Stock, together with options to purchase same, is investment without a view, presently or ultimately, to acquiring control of the Issuer. The Reporting Person serves as a member of the board of directors of the Issuer. In this capacity, the Reporting Person has proposed, and may in the future propose, candidates for election to the Issuer's board of directors. There is no agreement or arrangement between the Reporting Person and the Issuer with respect to election of candidates proposed by the Reporting Person. The inclusion of such candidates in management's slate of directors to be submitted for consideration by the Issuer's shareholders is entirely at the discretion of the Issuer's board of directors.

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CUSIP No.  249827205                                                Schedule 13D


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

The following table sets forth shares of the Issuer's Common Stock as to which the Reporting Person maintains beneficial ownership. The Reporting Person maintains both voting power and dispositive power relative to all such shares:

                        Beneficial Common Stock Ownership
                        ---------------------------------

          Owned outright                                   119,668
          Exercisable options (1)                           15,000
          Exercisable options (2)                           32,000
          Exercisable options (3)                           15,000
          Exercisable options (4)                           35,000
          Exercisable options (5)                           80,000
          Exercisable options (6)                           25,000
          Exercisable options (7)                           65,000
          Exercisable options (8)                           60,000
          Exercisable options (9)                           55,000
          Exercisable warrants (10)                         58,668
                                                           -------

          Total beneficially owned                         560,336
                                                           =======

          Percentage of class beneficially owned             4.40%
__________________________
(1)      Exercisable at $5.00 per share.
(2)      Exercisable at $6.00 per share.
(3)      Exercisable at $0.75 per share.
(4)      Exercisable at $0.40 per share.
(5)      Exercisable at $0.51 per share.
(6)      Exercisable at $0.50 per share.
(7)      Exercisable at $0.90 per share.
(8)      Exercisable at $0.70 per share.
(9)      Exercisable at $0.42 per share.
(10)     Exercisable at $0.85 per share.

On May 12, 2005 the board of directors of the Issuer awarded the Reporting Person "non-statutory" options to purchase 70,000 shares of the Issuer's common stock subject to the execution of a stock option agreement reflecting the award. The options are exercisable at the price of $0.42 per share which price represents the closing price of the common stock on the OTC Bulletin Board on May 11, 2005. These options are, or become, exercisable with respect to the following number of shares on the following dates: 55,000 on May 25, 2005; 5,000 on May 12, 2006; 5,000 on May 12, 2007; and 5,000 on May 12, 2008.

PAGE 5
CUSIP No.  249827205                                                Schedule 13D


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None.


SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                  /s/    Stephen T. Wills
                                  ----------------------------------------------
                                  By:    Raymond C. Hedger, Jr.
                                         Attorney-in-Fact

June 1, 2005


                   POWER OF ATTORNEY INCORPORATED BY REFERENCE

The limited power of attorney dated September 11, 2002 and filed with the SEC on September 11, 2002 with Schedule 13D for Stephen T. Wills is incorporated by reference.